Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

March 27, 2018

Item 3News Release

The news release was disseminated on March 27, 2018 by way of the facilities of GlobeNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announced an appointment of a director and the granting of stock options.

Item 5Full Description of Material Change

5.1Full Description of Material Change

March 27, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug, over-the-counter (OTC) markets, and point-of-care technologies (POCT) is pleased to announce the appointment of Dr. Robert Sindelar to VANC’s Board of Directors.

Dr. Sindelar is a Professor, Faculty of Pharmaceutical Sciences, University of British Columbia (UBC) and an Advisor, External Relations to the Centre for Health Evaluation & Outcomes Sciences, Providence Health Care Research Institute and UBC.  Dr. Sindelar is also an elected fellow International Pharmaceutical Federation, Chair of the Global Pharmacy Observatory Advisory Board of the International Pharmaceutical Federation, part-time President, Global Drug Commercialization Centre (GDCC), Chengdu, China and part time VP, GDCC Worldwide, and Member of the External Advisory Board, Trinity College Dublin, School of Pharmacy and Pharmaceutical Sciences.

Dr. Sindelar is also a past Dean of the Faculty of Pharmaceutical Sciences, UBC, President Providence Health Care Research Institute and VP Research and Academic Affairs, Providence Health Care.

Dr. Sindelar earned a B.A., Chemistry from Millikin University, a M.S. and Ph.D. in Medicinal Chemistry and Natural Products from the University of Iowa, College of Pharmacy.

“We are very honoured to have Dr. Sindelar join VANC and help counsel and lead the Company along its goal of bringing technology to community pharmacy and increasing the participation of pharmacy in our Canadian health care system,” stated Bob Rai, CEO.  “Dr. Sindelar’s background is ideally suited to helping VANC build upon the increasing importance of community pharmacy in health care”.

“I am very pleased and excited to join VANC Pharmaceuticals and its growing platform enabling the increased participation of community pharmacy in patient-centred health care,” commented Dr. Sindelar. “I have spent much of my career both domestically and internationally promoting the importance of community pharmacy and new and important roles for community pharmacists in health care systems.  Current trends suggest that community pharmacy’s direct role in patient care services and wellness are growing and VANC has focused on delivering proven enabling technologies to further support this trend and the attendant growth in community pharmacy business activities,” concluded Dr. Sindelar.

“Bob Sindelar is internationally recognized as a key opinion leader in the expansion of community pharmacy,” stated David Hall, Chairman of the Board. “Dr. Sindelar brings with him a wealth of accomplishments and contacts both domestically and internationally upon which VANC can draw from.  We are blessed to have Dr. Sindelar join our board and look forward to the counsel he will provide as we grow our technology platforms such as HealthTab into the market,” ended Mr. Hall.

The company also announces today the granting of stock options under its Stock Option Plan to purchase an aggregate of 200,000 common shares of the Company at an exercise price of $0.24 per share for a five year term. The stock options were granted to a director of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.  For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Date of Report

March 27, 2018

AC/715230.2